As filed with the Securities and Exchange Commission on October 5, 2026

Registration No. 333-294493

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Grayscale Hyperliquid Staking ETF

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6221	41-6781242
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	c/o Grayscale Investments Sponsors, LLC 290 Harbor Drive, 4th Floor Stamford, Connecticut 06902 (212) 668-1427
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kathryn Masci Interim Chief Financial Officer Grayscale Investments Sponsors, LLC 290 Harbor Drive, 4th Floor Stamford, Connecticut 06902 (212) 668-1427
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to: Hillary A. Coleman Matthew T. DeSilva Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333- 294493) of Grayscale Hyperliquid Staking ETF (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing additional exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part II of the Registration Statement on Form S-1 setting forth the exhibits being added to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any provision of Part I or Part II of the Registration Statement other than the additions to Item 16 of Part II as set forth below. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules

(a)The following additional exhibits are filed as part of this registration statement:

Exhibit Number	Description
10.1

Amended and Restated BitGo Custodial Services Agreement dated as of June 5, 2026, by and between BitGo Bank & Trust, National Association and Grayscale Investments Sponsors, LLC, on behalf of each entity listed on Schedule B thereto.

10.2

Amendment Number 2 to the Amended and Restated BitGo Custodial Services Agreement dated as of September 29, 2026, by and between BitGo Bank & Trust, National Association and Grayscale Investments Sponsors, LLC, on behalf of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, Connecticut, on October 5, 2026.

GRAYSCALE INVESTMENTS SPONSORS, LLC as Sponsor of Grayscale Hyperliquid Staking ETF

By:	/s/ Kathryn Masci
Name:	Kathryn Masci
Title:	Member of the Board of Managers and Interim Chief Financial Officer*

POWER OF ATTORNEY

Each of the undersigned officers and managers of the Sponsor of the Registrant hereby severally constitutes and appoints Peter Mintzberg and Kathryn Masci, and each of them singly (with full power to each of them to act alone), as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them, for him or her and in his or her name, place and stead, and in any and all capacities, to file and sign any and all amendments, including post-effective amendments, to this registration statement and any other registration statement for the same offering that is to be effective under Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney shall be governed by and construed with the laws of the State of Delaware and applicable federal securities laws.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Peter Mintzberg	Member of the Board of Managers	October 5, 2026
Peter Mintzberg	and Chief Executive Officer* (principal executive officer)

/s/ Kathryn Masci	Member of the Board of Managers	October 5, 2026
Kathryn Masci	and Interim Chief Financial Officer*
(principal financial and principal accounting officer)

/s/ Craig Salm Craig Salm	Member of the Board of Managers and Chief Legal Officer*	October 5, 2026

* The Registrant is a trust and the persons are signing in their capacities as officers and managers of Grayscale Investments Sponsors, LLC, the Sponsor of the Registrant.